May 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do

Kevin Vaughn

Re:	Zura Bio Limited

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-40598

Dear Jenn Do and Kevin Vaughn:

We are writing in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2025 with respect to the above-referenced filing of Zura Bio Limited (the “Company”). For your convenience, we have repeated the Staff’s comments before the Company’s responses below.

Form 10-K for Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

Results of Operations, page 95

1.	We note from the research and development (R&D) expenses critical accounting estimate on page 101 your statement that you allocate external costs by program and functional area and that internal costs are not allocated by program because these costs are deployed across multiple programs. Please revise your disclosure in future filings beginning with your Form 10-Q for the period ended March 31, 2025 to provide a breakout of external R&D expenses by program and functional area or indication, as well as internal costs by function, type or category, along with a discussion of the factor(s) impacting the changes in the amounts for the periods presented. We note this information is particularly relevant to investors as your three candidates are being evaluated to address multiple indications and given you plan to substantially increase R&D expenses for the foreseeable future as you develop your product candidates and manufacturing processes and conduct discovery and research activities for your clinical programs (see page 93). As part of your response, please provide what this disclosure would have looked like had it been included in your December 31, 2024 Form 10-K.

We acknowledge the Staff’s comment and, as the Company had already filed with the SEC its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2025 at the time of receipt of this comment, we plan to enhance our disclosure in future periodic reports consistent with the proposed disclosure set forth in Annex A to this letter, beginning with our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2025.

6. License Agreements, page F-15

WuXi Biologics License, page F-18

2.	We note the discussion of the Cell Line License Agreement hereunder as well as the WuXi Biologics MSA disclosed on page 100. Please tell us and revise future filings to disclose the extent to which consideration was exchanged in order to enter into the WuXi Biologics MSA or subsequently pursuant to the agreement. Please either file both of these agreements as exhibits in your next periodic filing pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, or tell us why they are not required to be filed.

We acknowledge the Staff’s comment with respect to the disclosure of the WuXi Biologics MSA and propose to include the following in our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2025:

WuXi Biologics License

In July 2023, the Company entered into a biologics master services agreement (the “WuXi Biologics MSA”) with WuXi Biologics. Pursuant to the WuXi Biologics MSA, the parties enter into work orders setting forth the services and fees associated with drug substance and drug product activities and manufacturing for torudokimab, which fees are recognized as research and development expenses as incurred. Pursuant to the WuXi Biologics MSA, the Company entered into a cell line license agreement (the “Cell Line License Agreement”), which is further described below.

With respect to the filing of the WuXi Biologics MSA and Cell Line License Agreement with the Commission, we respectfully submit that these agreements are not material under Item 601(b)(10) of Regulation S-K such that they would be required to be filed. Item 601(b)(10) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” This item further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to be made “in the ordinary course” unless it falls within one of several specifically enumerated categories, in which case it must be filed as a material contract unless it is immaterial in amount or significance. Item 601(b)(10)(ii)(B) describes one such category as a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials . . . or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

We are not substantially dependent upon either of the WuXi Biologics MSA or Cell Line License Agreement. As disclosed on page 74 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Annual Report”), we moved our existing torudokimab supply from WuXi to the U.K. WuXi is currently conducting our drug stability study and related activities. We do not anticipate requiring additional significant activities under the WuXi MSA or Cell Line License Agreement in the near term, and we are not obligated to use WuXi as the manufacturer for additional torudokimab. In addition, the Cell Line License Agreement is an ordinary course arrangement commonly entered into in connection with third-party manufacturers, under which we paid a one-time upfront fee upon execution, as disclosed on pages 23 and 100 of our 2024 Annual Report, and any potential future payments would be due based on sales of torudokimab, if approved and commercialized, in certain circumstances. As such, we believe the WuXi Biologics MSA and the Cell Line License Agreement are not material at this time, are made in the “ordinary course of business” and we are not substantially dependent on these agreements. Therefore, we do not believe they are required to be filed pursuant to Item 601(b)(10).

* * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at +44 7471 473950.

Sincerely,

Zura Bio Limited

By:	/s/ Verender Badial
Verender Badial
Chief Financial Officer

Cc:	Robert Lisicki
Chief Executive Officer
Zura Bio Limited

Kim Davis
Chief Operating Officer, Chief Legal Officer and Corporate Secretary
Zura Bio Limited

Annex A

REVISED DISCLOSURE

Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2025

Results of Operations

Comparison of the Three Months Ended March 31, 2025 and 2024

Research and development expenses:

The following table summarizes our research and development expenses for the period presented (in thousands):

	For the Three Months Ended March 31,		$
	2025	2024	Change
External expenses:
Direct expenses by program:
Tibulizumab Portfolio
Tibulizumab SSc Program	$2,763	$82	$2,681
Tibulizumab HS Program	1,275	-	1,275
Tibulizumab Combined (SSc and HS) Programs	3,706	1,412	2,294
Total Tibulizumab Portfolio	7,744	1,494	6,250
Additional product candidates (crebankitug and torudokimab)	291	521	(230)
Unallocated expenses	455	243	212
Internal expenses:
Personnel expenses (including share-based compensation)	1,984	1,335	649
Total research and development expense	$10,474	$3,593	$6,881

Research and development expenses increased by $6.9 million for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. This increase was primarily due to

•	a $2.7 million and $1.3 million increase in costs as we advance our Phase 2 clinical trials evaluating tibulizumab in adults with systematic sclerosis (SSc) and hidradenitis suppurativa (HS), respectively, driven by costs incurred for CRO fees to support the conduct of our clinical trials;

•	a $2.3 million increase in costs for tibulizumab that was not specific to an indication, primarily driven by a $2.1 million increase in manufacturing costs for tibulizumab;

•	a $0.2 million decrease in costs related to our additional product candidates (crebankitug and torudokimab), as we focused on advancing our Phase 2 clinical trial evaluating tibulizumab in adults with SSc, while continuing to explore other potential applications where crebankitug may provide meaningful clinical and commercial benefits, and monitoring external Phase 2 and Phase 3 IL-33/ST2 data in asthma and chronic obstructive pulmonary disease to inform our development strategy for torudokimab; and

•	a $0.6 million increase in compensation expenses, including share-based compensation, for increased personnel in research and development functions.

We anticipate that research and development expenses will continue to increase in the future as we conduct research and development activities.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

Research and development expenses:

The following table summarizes our research and development expenses for the period presented (in thousands):

	For the Year Ended December 31,		$
	2024	2023	Change
External expenses:
Direct expenses by program:
Tibulizumab Portfolio
Tibulizumab SSc Program	$2,393	$-	$2,393
Tibulizumab HS Program	552	-	552
Tibulizumab Combined (SSc and HS) Programs	12,876	28,910	(16,034)
Total Tibulizumab Portfolio	15,821	28,910	(13,089)
Additional product candidates (crebankitug and torudokimab)	1,542	10,132	(8,590)
Unallocated expenses	1,271	1,288	(17)
Internal expenses:
Personnel expenses (including share-based compensation)	5,767	3,669	2,098
Total research and development expense	$24,401	$43,999	$(19,598)

Research and development expenses decreased by $19.6 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. This decrease was primarily due to:

•	a $13.1 million decrease in costs related to tibulizumab driven by:

o	a $2.4 million and $0.6 million increase in costs associated with the launch of our Phase 2 TibuSURE clinical trial evaluating tibulizumab in adults with SSc, and the preparation for our Phase 2 clinical trial evaluating tibulizumab in adults with HS, respectively, driven by CRO fees to support the conduct of our clinical trials; and

o	a $16.0 million decrease in costs for tibulizumab that was not specific to an indication, primarily related to $27.2 million incurred for the acquisition of the tibulizumab license from Eli Lilly and Company during the year ended December 31, 2023, partially offset by (a) a $7.0 million increase in manufacturing costs for tibulizumab as we launched our Phase 2 TibuSURE clinical trial and prepared for our Phase 2 clinical trial evaluating tibulizumab in adults with HS, and (b) a $4.5 million milestone payment for tibulizumab incurred during the year ended December 31, 2024;

•	an $8.6 million decrease in costs driven by (a) a $6.7 million decrease in costs related to our other product candidates (crebankitug and torudokimab) as we focused on advancing our Phase 2 clinical trial evaluating tibulizumab in adults with SSc, while continuing to explore other potential applications where crebankitug may provide meaningful clinical and commercial benefits, and monitoring external Phase 2 and Phase 3 IL-33/ST2 data in asthma and chronic obstructive pulmonary disease to inform our development strategy for torudokimab, and (b) $1.9 million related to the change in fair value of the research and development license consideration liability for torudokimab recorded during the year-ended December 31, 2023; and

•	a $2.1 million increase in personnel expenses driven by an increase of $2.9 million in expenses related to increased personnel in research and development functions, partially offset by a decrease of $0.8 million driven by share-based compensation forfeitures.

***

In addition, we anticipate including the following enhanced explanation of the external versus internal expenses in the subsection entitled “Components of Operating Results” or elsewhere in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our periodic reports beginning with our Quarterly Report on Form 10-Q for the three months ended June 30, 2025:

Research and development expenses could include:

External Expenses:

•	external research and development expenses incurred under agreements with CROs, investigative sites and consultants to conduct our clinical trials;

•	costs related to manufacturing material for preclinical studies and clinical trials, including fees paid to contract manufacturing organizations (“CMOs”);

•	milestone payments under our licensing agreements;

•	laboratory supplies and research materials; and

•	costs related to compliance with regulatory requirements.

Internal Expenses:

•	employee-related expenses, including salaries, bonuses, benefits, share-based compensation and other related costs for those employees involved in research and development efforts.

A significant portion of our research and development costs have been external expenses. We utilize third party contractors for our research and development activities. We track these external expenses on an individual program basis within our portfolio, when they are specific to an individual program, once a clinical product candidate or program has been identified.

We use CMOs for our manufacturing activities and we do not have our own laboratory or manufacturing facilities. Therefore, we have no material facilities expenses attributed to research and development. We track our manufacturing activities on a portfolio basis when we have multiple programs in a portfolio, but do not track these activities on a program basis within the portfolio, as these costs are deployed across multiple programs within a portfolio.

Our internal research and development costs are primarily personnel-related costs. We do not track internal costs on a portfolio or program specific basis because these costs are deployed across multiple programs and, as such, are not separately classified.